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228 Hamilton Ave, 3rd Floor

Palo Alto, CA 94301

(415) 397-2880

Fax: (415) 397-2898

January 3, 2008

Mr. Jim B. Rosenberg	Via Fedex & Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re: File No. 000-51610 – Avicena Group Form 10-K and Form 10-Q

Dear Mr. Rosenberg,

I am writing in response to your letter dated December 18, 2007 requesting additional commentary and clarification regarding the Evaluation of Disclosure Controls and Procedures provided by Avicena Group Inc. on its Form 10-K for the Fiscal Year ended December 31, 2006 and its Form 10-Q for the Quarterly Period ended September 30, 2007.

Unfortunately, we will need additional time to respond to your request. Given their year end commitments and the holidays, we have not been able to secure adequate time yet with our auditors to respond to your comments. I do anticipate obtaining this time from them shortly and we will fully comply with your request no later than Friday January 25, 2008 via EDGAR.

Thank you for your consideration in this matter. Please direct all future correspondence to me at our Cambridge, Massachusetts site. I can be reached at (617-250-5156), fax at (617-374-9991), email at mike_sullivan@avicenagroup.com and US postal at Avicena Group Inc. C/O WorldCare Inc, One Cambridge Center, 5th Floor, Cambridge, MA 02142.

Very truly yours,

Michael J. Sullivan
Avicena Group Inc